Exhibit 77Q2

Salient Midstream & MLP Fund

Response to Sub-Item 77Q2: Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the 1934 Act and Section 30(h) of the 1940 Act, and the rules thereunder, require the Salient Midstream & MLP Fund (the “Fund”) officers and Trustee, officers and directors of the Fund’s investment adviser, affiliated persons of the Fund’s investment adviser, and persons who beneficially own more than 10% of a registered class of the Fund’s Common Shares (the “Reporting Persons”) to file reports of ownership and changes in ownership with the U.S. Securities and Exchange Commission (“SEC”) and the New York Stock Exchange and to furnish the Fund with copies of all Section 16(a) forms they file.  Based solely on a review of the reports filed with the SEC and upon representations that no applicable Section 16(a) forms were required to be filed, the Fund believes that as of the Fund’s fiscal year end on November 30, 2016, all Section 16(a) filing requirements applicable to the Fund’s officers, Trustees and greater than 10% beneficial owners were complied with. During the Fund’s fiscal year ended November 30, 2016, the Fund identified a late filing of a statement of changes in beneficial ownership regarding a single transaction in the Fund by Gregory Allen Reid, Trustee, President and Chief Executive Officer of the Fund, which was not filed on Form 5 by 45th day after the end of the issuer’s fiscal year ended November 30, 2014, as the result of an administrative oversight.